El Tamarindo Inc.

Profit and Loss
October 2020 - July 2021

	TOTAL
Income	
40000 Sales	
40100 Beverages - Beer	39,828.92
40200 Beverages - Wine	5,631.99
40250 Beverages Sales - Liquor	230,555.34
40300 Beverages Sales - Other	66,129.16
40350 Food Sales	754,926.58
40425 Other App Sales	7,769.59
40450 Marketplace Facilitator Mobile App & Catering Sales	329,293.29
41000 Souvenir Sales	5,954.97
Total 40000 Sales	**1,440,089.84**
40400 Customer Discounts/Promotions/Adjustments	-20,033.77
41250 TIP Employees	0.00
Sales - General	0.00
Total Income	**$1,420,056.07**
Cost of Goods Sold	
50900 Food Purchases	340,961.06
51000 Bar Purchases	68,519.25
51800 Merchant Account Fees	89,482.40
53100 Restaurant Supplies	33,628.88
54200 Purchases - Others	1,771.74
Total Cost of Goods Sold	**$534,363.33**
GROSS PROFIT	**$885,692.74**
Expenses	
60000 Advertising and Promotion	35,015.54
60400 Bank Service Charges	556.57
61000 Business Licenses and Permits	1,505.95
61400 Charitable Contributions	1,307.50
61700 Computer, Technology and Internet Expenses	6,271.20
62000 Professional Development Expenses	1,032.54
62500 Dues/Subscriptions/Membership Expenses	4,015.00
63300 Insurance Expense	22,338.64
63320 Health Insurance	846.60
Total 63300 Insurance Expense	**23,185.24**
63400 Interest Expense	6,305.20
63500 Janitorial Expense	625.00
64300 Meals and Entertainment	3,118.01
64700 Miscellaneous Expense	221.10
64800 Music and Entertainment	930.36
64900 Office Supplies	6,937.17
65500 Salaries and Wages	
65600 Salaries - Officers	84,762.56
65700 Salaries & Wages - Employees	485,031.80

	TOTAL
Total 65500 Salaries and Wages	**569,794.36**
66000 Payroll Expenses	
60102 FICA - Employer	56,185.62
60150 DC Unemployment Insurance Expense (Employer)	7,818.52
60300 Federal Unemployment (FUTA)	550.33
66140 DC Paid Family Leave	5,342.71
Total 66000 Payroll Expenses	**69,897.18**
66500 Postage and Delivery	603.20
66600 Printing and Reproduction	8,626.68
66700 Professional Fees	
66710 Accounting Services	22,359.81
66720 Consulting fees	550.00
66730 Legal Fees	2,201.00
Other Professional Fees	800.00
Total 66700 Professional Fees	**25,910.81**
67100 Rent Expense	107,525.00
67200 Repairs and Maintenance	27,657.27
68000 Real Estate Tax DC	58,301.99
68100 Telephone Expense	3,795.49
68400 Travel Expense	782.55
Gas/Fuel	3,842.66
Total 68400 Travel Expense	**4,625.21**
68600 Utilities	49,613.73
70010 Bonus	750.00
70080 Office Expense	626.68
70100 Additional Labor	1,115.30
70200 Auto & Truck Expenses	1,648.40
70250 Cable/Internet Expenses	2,597.65
70560 Trash Removal	5,817.40
Gift Expenses	200.00
Public Space Rent Expense	810.00
Qualified Disaster Relief Expenses	1,703.84
Total Expenses	**$1,032,646.57**
NET OPERATING INCOME	$ -146,953.83
Other Income	
Interest Income	9.54
Other Grants	78,000.00
SBA PPP 1st Draw-Gain On Debt Extinguishment	154,166.00
SBA Restaurant Revitalization Fund	63,002.62
Total Other Income	**$295,178.16**
Other Expenses	
80700 State Corporate Taxes	1,000.00
90300 Fines & Penalties	
Sales Tax Penalties	440.58
Withholding Penalties	88.63
Total 90300 Fines & Penalties	**529.21**
99999 Ask Client/My Accountant	3,854.28
DC-WTH Expenses	2,137.04
IRS Payments	2,198.52

	TOTAL
Total 99999 Ask Client/My Accountant	8,189.84
Total Other Expenses	**$9,719.05**
NET OTHER INCOME	**$285,459.11**
NET INCOME	**$138,505.28**